Exhibit 99.4

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
POLITAN CAPITAL
MANAGEMENT LP, a Delaware
limited partnership, and POLITAN
CAPITAL NY LLC,

Plaintiffs,

v.

JOE E. KIANI, H. MICHAEL COHEN,
ADAM P. MIKKELSON, CRAIG B.
REYNOLDS, JULIE A. SHIMER,
PH.D., and MASIMO CORPORATION,
a Delaware corporation,

Defendants.
) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )	C.A. No. 2022-_______
VERIFIED COMPLAINT
Plaintiffs Politan Capital Management LP and Politan Capital NY LLC (“Plaintiffs” or “Politan”), by and through their undersigned counsel, bring this Verified Complaint against Defendants Joe E. Kiani, H. Michael Cohen, Adam P. Mikkelson, Craig B. Reynolds, Julie A. Shimer Ph.D. (collectively, the “Director Defendants”) and Masimo Corporation (“Masimo” or the “Company” and, together with the Director Defendants, “Defendants”).
NATURE OF THE ACTION
1.          This action challenges the validity of Masimo’s newly amended advance notice bylaws (the “Bylaw Amendments”) and the refusal by Masimo’s

Board of Directors (the “Board”) to disable onerous change of control provisions that Masimo adopted to entrench its incumbent directors in office.
2.          During the summer of 2022, Politan, an investment fund with a focus on driving long-term positive change through constructive engagement, acquired an 8.8% ownership stake in Masimo and requested a meeting with Masimo’s Chairman and Chief Executive Officer (“CEO”) Joe Kiani.  At a private meeting between Mr. Kiani and Quentin Koffey, Politan’s founder, in early September 2022, Mr. Koffey expressed Politan’s interest in obtaining representation on Masimo’s Board.  Just one week later, in an effort to prevent that from happening, the Board brazenly adopted the Bylaw Amendments, which are perhaps the most preclusive advance notice bylaws in Delaware history.1  Indeed, Masimo has admitted that it did so based on its “concerns that Politan might attempt to present matters for stockholder consideration at Masimo’s next annual meeting … .”
3.          The Bylaw Amendments are inequitable and invalid and cannot stand.  Among other things, they purport to require nominating stockholders to provide highly confidential and proprietary information, including the identity of

1  A redline comparing the newly enacted Third Amended and Restated Bylaws (the “Bylaws”), which incorporate the Bylaw Amendments, with Masimo’s Second Amended and Restated Bylaws (the “Prior Bylaws”) is attached hereto as Exhibit A.  Copies of the Bylaws and the Prior Bylaws are attached hereto as Exhibits B and C, respectively.

certain investors, that they likely would be unwilling, unable and contractually prohibited from disclosing.  As such, they preemptively block any investment fund stockholder from nominating candidates for election to the Board, thereby impeding the stockholder franchise and entrenching the incumbent Board in office.
4.          Masimo’s Bylaw Amendments are so draconian that, as The Deal recently reported, activists and activist defense attorneys alike have expressed the view that they “represent an existential threat for activist campaigns.”  Tellingly, an “unaffiliated activist defense adviser told The Deal he looked at the idea [of a provision requiring insurgent funds to identify underlying investors] previously but decided against implementing it over concerns about a Delaware court striking it down and worries about drawing ‘scathing reprimands’ from proxy advisers in a subsequent proxy contest.”
5.          The Bylaw Amendments are only the latest in Masimo’s long history of corporate governance failures which rank it among the worst, if the not the worst, of the companies making up the Russell 3000 Index (“Russell 3000”), a benchmark index of the entire U.S. stock market which represents approximately 96% of the American public equity market, as demonstrated by the following:
•
Say-on-Pay: Since 2011, when Masimo was first required to include Say on Pay in its proxy, Masimo has failed the vote six times.  Only two other companies in the entire Russell 3000 have as bad a record.  Even in those years when Masimo did not fail its vote, its vote results still ranked in the bottom 14th percentile of all companies in the Russell 3000.
•
Director Withholds:  At Masimo’s 2022 Annual Meeting, its directors ranked in the bottom 3rd and 6th percentiles of the entire Russell 3000.  During the past ten years, Masimo directors have been, on average, in the bottom 21st percentile and only two times in the past decade has even a single Masimo independent director done better than the bottom 33rd percentile.  Additionally, Mr. Kiani, the Chairman of the Board, has, on average during the last decade, been in the bottom 25th percentile.

•
Board Composition:  Masimo has a staggered Board, with the same individual serving as CEO and Chairman of the Board  (“Chairman”), with no Lead Independent Director (“LID”)—94% of Russell 3000 companies have a LID or independent chair and 97% of Russell 3000 companies have either a non-staggered board or LID/independent chair.

6.          Masimo’s director withhold rates and Say-on-Pay failures are stunning not only for the degree of stockholder frustration they evidence, but also for their duration—continuing year after year without any appropriate response by the Board.
7.          To make matters worse, the Board agreed to an acceleration provision in the employment agreement of Chairman and CEO Joe Kiani that would allow Mr. Kiani to receive hundreds of millions of dollars in severance payments (including a stock grant equal to approximately 5% of the Company) if only two of Masimo’s five Board members are voted out of office.  That acceleration provision impedes the stockholder franchise by coercing Masimo’s stockholders into opposing any change to the composition of the Board.

8.          Against this backdrop of unchecked governance failures, Masimo’s stock price collapsed when stockholders learned of Masimo’s acquisition of Sound United LLC (“Sound United”).  On February 15, 2022, Masimo (a nearly $14 billion market cap company at the time) announced the acquisition for $1.025 billion of Sound United, a consumer audio company that primarily sells speakers.  The acquisition marked a detour from Masimo’s medical device business of selling pulse oximeters and accompanying sensors to hospitals (which constituted in excess of 90% of Masimo’s revenues at the time).  Mr. Kiani stated the rationale for the deal was to gain distribution into Best Buy and Euronics for Masimo’s new smartwatch that would compete directly with Apple.
9.          The market responded to that deal by erasing five times the acquisition price—approximately $5.1 billion—from Masimo’s market capitalization the day after the acquisition was announced, which amounted to approximately 70% of Masimo’s current market capitalization.  As far as Politan is aware, based on extensive research, never before in the history of United States publicly traded companies has an acquiring company’s market cap declined by more than twice, let alone five times, the purchase price of a material acquisition (i.e., an acquisition that represents 5% or more of the acquiring company’s market cap).
10.          The stunning decrease in value reflects much more than mere market skepticism of the acquisition.  A decrease of more than five times the purchase price demonstrates that the market fears that a complete breakdown in accountability and oversight by Masimo’s Board will lead to a destruction of value far in excess of the purchase price.
11.          Over the years, Delaware courts consistently have emphasized the critical importance of ensuring that stockholders have a say in the management of the companies they own through the free and fair exercise of the stockholder franchise.  Indeed, as the Delaware Supreme Court has explained, the stockholder franchise “has been characterized as the ‘ideological underpinning’ upon which the legitimacy of the directors’ managerial power rests.”  MM Cos. v. Liquid Audio, Inc., 813 A.2d 1118, 1126 (Del. 2003).  A stockholder’s fundamental right to participate in the voting process includes the right to nominate individuals for election to a company’s board of directors.
12.          Masimo’s Board has all but abrogated that right by adopting amendments to its advance notice bylaws that effectively preclude any investment fund stockholder, such as Politan, from nominating candidates for election to the Board.
13.          While all of the Bylaw Amendments identified herein are improper and should be invalidated, two of them stand out as particularly egregious.  First, by amending the definition of “Covered Person” in the Bylaws, the Bylaw Amendments require nominating stockholders that are investment funds to disclose highly confidential information concerning the identities and investment holdings of their own limited partners as well as any family members of those limited partners.  As explained herein, that provision improperly conditions an investment fund stockholder’s right to nominate candidates for election to the Board on the disclosure of information concerning its passive limited partners that the stockholder is unlikely to have, has no right to obtain, and otherwise is obligated to keep confidential.
14.          This expanded disclosure requirement serves no legitimate purpose.  Indeed, while the Bylaw Amendments mandate that a nominating stockholder disclose this information to Masimo, the Questionnaire for Director Nominees (the “D&O Questionnaire”) does not require any such expanded disclosure.  Thus, incumbent Board members are not subject to the same disclosure requirement as are stockholder nominees.
15.          This discrepancy is particularly notable given that one of the Director Defendants, Adam Mikkelson, manages an investment fund that, earlier this year, held a substantial investment in Masimo’s primary competitor (and no investment in Masimo).2  That investment was not disclosed in Masimo’s public filings, including its proxy statement, which underscores that the Board does not

2  See Camber Capital Management, LLC, Institutional Investment Manager Holdings Report, Information Table (Form 13F-HR) (May 16, 2022).

believe such information is relevant or material to Masimo’s stockholders.  Rather, it is intended to discourage investment fund stockholders from nominating candidates for election to the Board.
16.          Second, the Bylaw Amendments require nominating stockholders to disclose (i) future plans to nominate directors at other public companies in the next 12 months and (ii) past proposals or nominations at other public companies within the last 36 months, whether or not those proposals or nominations were ever publicly disclosed.  As with the expanded “Covered Person” disclosures, this serves no legitimate purpose beyond forcing investment fund stockholders to either disclose information that is highly confidential and proprietary or forfeit their right to nominate.
17.          To make matters worse, on the same day the Board adopted the Bylaw Amendments, it also adopted a shareholder rights agreement (a “poison pill”).  In so doing, the Board chilled stockholder communication and effectively cut off both of the traditional means of holding a board accountable:  the poison pill prevents stockholders from pursuing tender offers to change control of the Company, and the Bylaw Amendments make it impossible as a practical matter for a stockholder to launch a proxy contest, replace the Board, and redeem the pill.  Thus, the Board’s adoption of the poison pill along with the Bylaw Amendments was unreasonably preclusive.

18.          If the unprecedented Bylaw Amendments are allowed to stand, the adverse effects on the stockholder franchise will be felt far beyond Masimo.  Scores of other companies can be expected to rush to adopt similar, or identical, advance notice bylaws, imposing a significant drag on the stockholder franchise as many activist and other investment fund stockholders will be precluded or deterred from nominating candidates for election to the boards at those companies.
19.          A substantial decrease in activist campaigns would do significant harm to the stockholder franchise, given the critical role that activist and other investment fund stockholders play in pushing for change at underperforming companies and holding boards accountable.
20.          Accordingly, Plaintiffs request that the Court:  (i) declare that the Bylaw Amendments are unenforceable; (ii) find that the Director Defendants breached their fiduciary duties by approving and implementing the Bylaw Amendments; (iii) invalidate the Director Change of Control Provision (as defined below); and (iv) enjoin Masimo and the Board from taking any actions to prevent Politan from exercising its rights to nominate candidates for election to the Board in accordance with the Prior Bylaws.
JURISDICTION AND VENUE
21.          This Court has jurisdiction over this action pursuant to 8 Del. C. § 111 and 10 Del. C. § 341.

22.          As directors of a Delaware corporation, the Director Defendants have consented to the jurisdiction of this Court pursuant to 10 Del. C. § 3114.
THE PARTIES
Politan Capital Management
23.          Plaintiff Politan Capital Management LP is a Delaware limited partnership and an investment advisor to the funds it manages.  Politan, together with certain affiliates, beneficially owns 4,648,869 shares of Masimo common stock, representing approximately 8.8% of Masimo’s outstanding common shares.3  Politan does not use any financial leverage and therefore owns its Masimo stock outright with no encumbrances.
24.          Plaintiff Politan Capital NY LLC is a New York limited liability company and the record owner of 1,000 shares of Masimo common stock.
25.          Politan was founded in 2021 by Quentin Koffey, a “veteran activist” who has a reputation for “creating significant value for shareholders” by engaging in constructive private dialogue and, when necessary, nominating candidates for election to a company’s board:  “Politan’s style is to amicably and quietly work with management to achieve its objectives.  They do not send angry

3  Politan filed a Schedule 13D on August 16, 2022 disclosing that it beneficially owned 4,431,284 shares of Masimo common stock.  It subsequently filed an Amended Schedule 13D on September 27, 2022 disclosing its current holdings.

public letters, and they do not seek proxy fights.  However, they will also not back down from a proxy fight if their hand is forced.”
26.          Mr. Koffey’s constructive approach has benefitted stockholders.  According to CNBC, “Koffey has created significant value for shareholders at companies like Lowe’s and has orchestrated some very positive transformations at companies like EQT.”
27.          Once it has secured board representation, Politan does not push an agenda aimed at generating short-term gains.  Rather, it considers management’s strategic initiatives and proposed projects with an open mind, supporting those that it believes will create value for stockholders over the long term and opposing those that are likely to generate poor (or no) returns.  Politan can employ such an approach because it has long-term capital to invest—the majority of its investors are locked-up for three to four years.
28.          Politan has relayed to Masimo, both in a meeting and in correspondence, that Politan is “focused on long-term value creation and open-minded to the strategic initiatives [Masimo] announced.”  But Politan also made clear that it is focused on the appropriate functioning of a board of directors to provide oversight and accountability.  This accountability is exactly what the market has shown it believes is lacking at Masimo—and exactly what the Board seeks to entrench itself against by adopting the Bylaw Amendments and maintaining other preclusive barriers to the unencumbered exercise of the stockholder franchise.
Masimo Corporation
29.          Founded in 1989, Defendant Masimo Corporation is a Delaware corporation with its headquarters in Irvine, California.  Masimo is a supplier of pulse-oximetry monitoring technologies to hospitals—accounting for more than 90% of its revenues prior to the acquisition of Sound United.
The Director Defendants
30.          Defendant Joe E. Kiani is Masimo’s Founder, CEO and Chairman.  Mr. Kiani has served as a director of Masimo and as Masimo’s CEO and Chairman of the Board since the Company’s formation in 1989.
31.          Defendant H. Michael Cohen has served as a director of Masimo since 2018.
32.          Defendant Adam P. Mikkelson has served as a director of Masimo since 2016.  Mr. Mikkelson is an investment manager at Camber Capital Management, LLC (“Camber”), a healthcare-focused investment fund.
33.          Defendant Craig B. Reynolds has served as a director of Masimo since 2014.
34.          Defendant Julie A. Shimer, Ph.D. has served as a director of Masimo since 2019.

FACTUAL BACKGROUND
A.	Masimo Has Underperformed Despite Its Dominant Core Business
35.          Since its founding in 1989, Masimo has carved out a dominant position in a niche industry.  Masimo produces and supplies monitoring technologies and automation solutions to hospitals and other healthcare organizations.  Masimo’s core business, which accounted for more than 90% of Masimo’s sales prior to the Sound United acquisition, is pulse oximeter devices and accompanying sensors for patient monitoring.  Masimo’s pulse oximetry devices are best-in-class; they have been shown to perform better and reduce adverse events, length of hospital stays, and medical costs.
36.          The combination of its best-in-class pulse oximetry products and the general structure of the pulse oximetry industry, which has high barriers to entry and is not tied to economic cycles, provides Masimo with a stable revenue base from its core business.  Indeed, because the technology used in pulse oximetry is highly specialized and critical to patient health, companies hoping to break into the market would need to demonstrate the safety and soundness of their devices through years of approved medical studies before they could effectively compete with Masimo.
37.          Masimo also generates recurring revenue by employing a “razor-razorblade” style business model, whereby Masimo sells hospitals both measuring devices and the disposable replacement sensors used with the devices.  Masimo and customers generally enter into five-year contracts, resulting in 80% annual recurring revenue.
38.          The strength of Masimo’s pulse oximetry technology, together with the high costs for hospitals considering switching to an alternative provider, drive a contract renewal rate of greater than 98%.
39.          Masimo’s pulse oximetry business has performed well this year, with EBITDA generation year-to-date in-line with the Company’s guidance, excluding foreign exchange impact.  This performance is notable given the difficult business environment, which has led the majority of Masimo’s medical device peers to reduce their expectations for earnings during the year.
40.          Notwithstanding the strength of its pulse oximetry business, Masimo’s total stockholder return has significantly underperformed both its peers and the S&P 500 on a trailing one-, three-, and five-year basis, which is the standard time frames and metric used by Institutional Shareholder Services Inc. (“ISS”), a leading proxy advisory firm, to evaluate a company’s (and therefore its board’s) performance.  The following chart reflects Masimo’s historical stock price performance as of the date of Politan’s Schedule 13D filing on August 16, 2022 compared to its peer companies and relevant indices.4

B.	Masimo’s History of Poor Corporate Governance
41.          Masimo’s stock price underperformance is attributable, in large part, to stockholders’ growing dissatisfaction with Masimo’s long history of corporate governance failures and increasing fears that the Board had abdicated its responsibility to conduct oversight of the Company and its management, which culminated in the market’s stunningly negative reaction to the Sound United acquisition (discussed in further detail below).
42.          For instance, a significant contingent of Masimo’s stockholders have refused to support the re-election of incumbent Board members, even when those Board members were unopposed.  At Masimo’s 2022 Annual Meeting, the two

4  Peer companies are those selected by Masimo in its proxy statement for this year’s annual meeting, as well as those selected as peers by Bloomberg.  “Proxy Peers with Same Growth Profile” are those proxy peers with a three-year forward revenue compound annual growth rate (CAGR) greater than 10%.

Board members up for re-election ranked in the bottom 3% and 6% of the entire Russell 3000 in terms of withhold votes.  Over the past ten years, Masimo directors, on average, were in the bottom 21st percentile in terms of withhold votes.  Only twice in the past decade has even a single Masimo independent director done better than the bottom 33rd percentile.  Mr. Kiani has, on average, been in the bottom 25th percentile during the last decade.
Masimo’s Poor Governance Structure
43.          At the most basic level, the structure of Masimo’s Board is problematic.  Masimo has a staggered Board, lacks a lead independent director, and does not separate the Chairman and CEO positions.  Indeed, despite Masimo touting its “corporate governance guidelines,” which are ostensibly intended to ensure that the Board can “make decisions that are independent of our management,” one of the guidelines is that “except in unusual circumstances, the positions of Chairman of our Board and CEO will be held by the same person.”5  By contrast, 94% of Russell 3000 companies have a lead independent director or independent chairperson.
44.          One of a board’s most fundamental and critically important functions is to select a company’s CEO, monitor that individual’s performance, and hold them accountable for underperformance or poor strategic decision-making.  To

5  Masimo, Proxy Statement (Form 14A) (Apr. 4, 2022), at 26.

be clear, Politan is not advocating through this action for Mr. Kiani’s removal as Masimo’s CEO, but regardless, as a matter of corporate governance, it would be exceedingly difficult for the Board to remove him from office.  Under Mr. Kiani’s employment agreement, even a termination of his employment for cause must be approved by at least 75% of the Board, meaning that all four other Board members would need to unanimously support his removal.
Masimo’s Excessive Executive Compensation and Perks
45.          Since 2011, Masimo has been required to hold advisory, non-binding votes at its annual meetings to approve the compensation of its named executive officers, which are commonly known as “Say-on-Pay” votes.  In six of the last twelve years, Masimo failed this vote with as many as 70% of shares voting against in some years.  Only two other companies in the entire Russell 3000 have a record that poor.  Even in the years in which Masimo did not outright fail its Say-on-Pay vote, Masimo still ranked in the bottom 14th percentile of the entire Russell 3000.
46.          Part of the reason Masimo’s stockholders have expressed such strong disapproval of its executive compensation is the sheer excess of the compensation Masimo pays to its executives like Mr. Kiani.  For example, in 2020 and 2021 Mr. Kiani’s total compensation was approximately three to nearly four times median Russell 3000 CEO compensation, as calculated by ISS.  Mr. Kiani’s total compensation as a percentage of Masimo’s sales was approximately four times the median for Russell 3000 companies during that same time period.
47.          Over the years, the Board also has approved excessive perks for Mr. Kiani, including nearly a million dollars for private security services for Mr. Kiani and his family at his personal residence or other non-Masimo facilities that were unrelated to Masimo’s business.  Those payments drew scrutiny by ISS, which noted: “The company provided a large security-related perquisite to CEO Kiani.  The amount of compensation related to this perquisite, which in 2021 was provided by only 2 percent of companies in the Russell 3000 Index, significantly exceeded the index median.”
Masimo’s Improper Payments That Benefit Mr. Kiani Personally
48.          In addition, the Company pays millions of dollars to other entities associated with Mr. Kiani, but those payments serve no legitimate corporate purpose.  For example, Masimo makes cash contributions to the Masimo Foundation for Ethics, Innovation and Competition in Healthcare (the “Masimo Foundation”), a non-profit organization for which Mr. Kiani is the Chairman, his wife is a director, and his sister was formerly a director (for at least five years).  Masimo has contributed over $30 million to the Masimo Foundation since its inception in 2010.
49.          The Masimo Foundation’s admirable mission is “to encourage and promote activities, programs, and research opportunities that improve patient safety and deliver advanced healthcare to people worldwide who may not otherwise have access to lifesaving technologies.”  Yet despite its mission to focus on patient safety and healthcare, the Masimo Foundation regularly uses a substantial portion of the funds it receives from Masimo to make contributions to politicians and their foundations at the direction of Mr. Kiani and his family members, which, upon information and belief, provides personal benefits to Mr. Kiani to present himself as a benefactor for causes he personally believes in but are unrelated to Masimo.  For instance, in its last four annual public tax returns, the Masimo Foundation reported making nearly $6.4 million in contributions to organizations associated with Presidents Carter, Clinton, Obama, and Biden for “general support”—approximately 50% of the grants and contributions the Masimo Foundation made during that period.  The Masimo Foundation has donated nearly $8.5 million to those organizations since its founding.
50.          Masimo also makes payments to Cercacor Laboratories, Inc. (“Cercacor”), an independent entity spun off from Masimo in 1998.  Mr. Kiani is the Chairman and CEO of Cercacor and receives a salary and equity compensation in connection with those roles.
51.          Pursuant to a cross-licensing agreement between Masimo and Cercacor related to certain intellectual property (the “CLA” (Exhibit D)), Masimo is obligated to make minimum royalty payments of $5 million per year to Cercacor.

Masimo’s aggregate royalty payment liabilities to Cercacor were approximately $13.5 million, $13.3 million, and $12.1 million, for the years ended January 1, 2022, January 2, 2021 and December 28, 2019, respectively.  In addition, as discussed below, Masimo must make additional minimum royalty payments to Cercacor under the CLA in the event Mr. Kiani ceases to be Masimo’s CEO.
52.          Similarly, Masimo makes payments to a company founded by Mr. Kiani called Like Minded Media Ventures (“LMMV”), at which Mr. Kiani continues to serve as a director.  Masimo describes LMMV in SEC filings as a “team of storytellers that create content focused in the areas of true stories, social causes and science.”  Masimo pays LMMV and certain of its subsidiaries hundreds of thousands of dollars for “audiovisual production services promoting brand awareness,” software development, and certain patents.
C.	The Board Agrees to Coercive Acceleration Provisions in Mr. Kiani’s Employment Agreement and the CLA
53.          In yet another example of the Board’s efforts to shield itself from accountability for Masimo’s poor corporate governance, the Board embedded acceleration provisions in Mr. Kiani’s Amended and Restated Employment Agreement (as amended, the “Employment Agreement” (Exhibit E)) that are triggered if there is a “Change of Control,” which is defined in the Employment Agreement to include, among other things, a change in the composition of more than one third of the Board during a rolling 24-month period, i.e., if only two of Masimo’s five Board members are voted out of office (the “Director Change of Control Provision”).  (Employment Agreement § 9(iii).)
54.          Specifically, Section 9(iii) of the Employment Agreement states, in relevant part, that a Change of Control takes place if:
there shall occur a change in the Board in which the individuals who constituted the Board at the beginning of the twenty-four (24) month period immediately preceding such change cease for any reason to constitute two-thirds or more of the directors then in office. For purposes of this Section 9(iii), a director (other than a director whose initial assumption of office is in connection with an actual or threatened election contest, including but not limited to, a consent solicitation, relating to the election of directors of the Company) whose election by the Board or whose nomination for election by the stockholders of the Company was approved by a vote of at least a majority of the directors then in office either who were directors at the beginning of such period or whose election or nomination for election was previously so approved will be treated as a member of the Board at the beginning of the twenty-four (24) month period.
55.          Thus, under the terms of the Employment Agreement, a Change of Control triggered by reason of the Director Change of Control Provision constitutes “Good Reason” for Mr. Kiani to terminate his employment—i.e., it gives rise to entitlements on an essentially “single-trigger” basis even if there is no change in Mr. Kiani’s pay or authority, simply because the Company’s stockholders determined to elect directors different than those pre-approved by the Board.  (Id. § 7.4.)  Upon a termination for Good Reason, Masimo is obligated under the

Employment Agreement to: (i) pay Mr. Kiani a severance benefit equal to two times his base salary and average annual bonus; (ii) vest all of Mr. Kiani’s stock options and other equity awards; (iii) issue shares to Mr. Kiani in respect of 2.7 million restricted share units (“RSUs”) (equivalent to a stunning 5% of the Company); and (iv) make a single lump-sum cash payment of $35 million to Mr. Kiani (collectively, the “Good Reason Termination Payments”).  (Id. § 8.4.)
56.          Notably, even if Mr. Kiani does not terminate his employment after a Change of Control, he is still entitled to receive his stock options and equity awards, the 2.7 million RSUs (5% of the Company) and the $35 million cash payment, all of which vest in equal installments over a two-year period (the “Continuous Service Payments”).  (Id. § 8.4(iii)(3).)
57.          The payments Masimo must make to Mr. Kiani after a Change of Control are astronomical.  For instance, if a Change of Control had occurred on December 31, 2021, Mr. Kiani would have been entitled to Good Reason Termination Payments worth nearly $913 million or Continuous Service Payments worth more than $825 million.
58.          The Director Change of Control Provision serves no legitimate corporate purpose.  Rather, it is intended to coerce stockholders into supporting the incumbent Board in a contested election in order to avoid triggering the Director

Change of Control Provision and requiring Masimo to pay out hundreds of millions of dollars.
59.          Likewise, the CLA includes change of control provisions that are triggered if Mr. Kiani ceases to be the CEO of Masimo or if non-affiliates directly or indirectly gain 50% or more of Masimo’s voting shares.  (CLA § 1.4.)
60.          Upon such a change in control of Masimo, Masimo is obligated to, among other things, pay Cercacor substantially increased aggregate minimum royalties and also specified minimum royalty fees per product.  (Id. §§ 5.4(g), 5.6.)  Instead of the current $5 million minimum, Masimo would be obligated to pay an aggregate minimum royalty of $15-17 million per year, amounts that are several million dollars more than what Masimo actually paid per year during the past three fiscal years.  (See id.)
61.          Like the change of control provision in Mr. Kiani’s Employment Agreement, the change of control provision in the CLA serves no legitimate corporate purpose and is solely intended to entrench Mr. Kiani in office.
D.	The Market Has Demonstrated Its Loss of Confidence in the Board’s Stewardship of Masimo
62.          Long-simmering stockholder discontent with the Board’s inaction in the face of serious corporate governance failures finally boiled over when Masimo announced that it was acquiring Sound United—a consumer technology company that sells speakers and headphones under brands such as Bowers & Wilkins, Denon, and Polk Audio—for approximately $1.025 billion.  The Sound United acquisition, which represented a departure by Masimo from its core pulse oximetry business into unrelated consumer audio products, was the final straw for many of Masimo’s stockholders.
63.          On February 15, 2022, the day on which Masimo announced the Sound United acquisition, the Company’s stock closed at $228 per share.  The following day, the stock fell 37%, to $144 per share.  Thus, the market responded to news of a $1.025 billion acquisition by erasing five times that amount—approximately $5.1 billion—from Masimo’s market cap.  Masimo’s stock price remains around that same depressed level to this day.

64.          Such a drop in value is extremely rare, if not unprecedented.  To Politan’s knowledge, based on extensive research, never before in the history of United States publicly traded companies has an acquiring company’s market cap declined by more than two times, let alone five times, the purchase price of the acquisition where the acquisition was material (i.e., 5% or more of the acquiring company’s market cap).
65.          The market’s reaction to the Sound United acquisition is a clear signal that the market has lost confidence in the Board’s ability to exercise oversight over Masimo’s management.  Indeed, a CNBC commentator reported that Masimo “has become a public company run like a private company” with “a founder/CEO making a great product and using the cash flow to fund pet projects.”  That commentator further noted “now the milk is starting to spoil as [Mr.] Kiani pursues pet/science projects” such that “it has become obvious that the company needs a more objective board to oversee the discipline of R&D spending.”
E.	Politan Seeks to Engage With Masimo’s Board and Management on the Company’s Strategic Direction
66.          During the summer of 2022, Politan concluded that Masimo presented an attractive buying opportunity because the price of its common stock significantly undervalued its core pulse oximetry business, in substantial part because the market had lost confidence in the Board’s stewardship.  Politan had not, and still has not, formed a firm opinion on the merits of Masimo’s smartwatch or other strategic initiatives, but Politan recognizes the clear substantial value in fixing the oversight and governance of the Company.
67.          On August 16, 2022, Politan filed a Schedule 13D with the SEC disclosing that it owned an 8.4% position in Masimo’s common stock.6  Politan stated that it intended to engage in conversations, meetings and other communications with, among others, certain members of the Board and the management team.  Politan further disclosed that it intended to discuss Masimo’s “business, operations, financial condition, strategic plans, governance, the composition of the executive suite and board and possibilities for changes thereto, as well as other matters related to [Masimo.]”  Upon the filing of Politan’s Schedule 13D, Masimo’s stock price rose by 6%.
68.          Immediately before, and again shortly after, filing the Schedule 13D, Mr. Koffey requested a meeting with Mr. Kiani to begin the process of constructive engagement.  Initially, Masimo ignored that request and instead offered to set up a telephone call between Mr. Koffey and Masimo’s Chief Financial Officer and head of Investor Relations.

6  Politan subsequently filed an Amended Schedule 13D on September 27, 2022, disclosing that it had increased its holdings to 8.8% of Masimo’s common stock.

69.          After repeated requests, Mr. Kiani finally agreed to a meeting with Mr. Koffey on September 2, 2022.  In that meeting, the parties discussed Masimo’s corporate governance, strategic initiatives, and financial performance.  In addition, Mr. Koffey expressed his interest in obtaining representation on Masimo’s Board, and made clear that Politan was approaching the situation with an open mind, would reserve judgment on any of Masimo’s strategic initiatives, and had a strong focus on return on invested capital in order to be a good steward of stockholder resources.
70.          At the conclusion of the meeting, Mr. Koffey requested that Mr. Kiani arrange for a follow-up meeting with Masimo’s entire Board (consisting of the four other directors), which he reiterated by email on September 6, 2022.  Mr. Kiani declined to do so.
71.          Instead, Mr. Kiani replied on September 8, 2022 to inform Mr. Koffey that “members of our Board and management team are planning to meet this fall with many of our large shareholders to get their views and input.  They would welcome meeting with you as well as part of that process.”
72.          Mr. Koffey followed up by email on September 16, 2022, asking Mr. Kiani to reconsider his apparent rejection of Politan’s request for a meeting with the whole Board.  Mr. Koffey noted that while Politan encourages and is supportive of the Board’s general stockholder outreach efforts, Politan believes it is incumbent upon the Board to promptly arrange a meeting between the Board and Masimo’s largest stockholders (including Politan) when the stockholder specifically requests such a meeting.
73.          Mr. Kiani has yet to respond to Mr. Koffey’s September 16, 2022 email, nor has Masimo scheduled any meeting with Politan as part of its stockholder outreach efforts.
F.	Rather Than Engage With Politan, the Board Attempts to Entrench Itself by Amending Masimo’s Advance Notice Bylaws
74.          Instead of engaging with Politan in a constructive manner, the Board sought to entrench itself in office by making it all but impossible for Politan to nominate candidates for election to the Board.
75.          As is the case for many public companies, Masimo’s bylaws have long contained advance notice provisions, which require stockholders seeking to nominate candidates for Masimo’s Board to make voluminous disclosures concerning the stockholder and its nominee(s).  However, on September 9, 2022—less than a month after Politan filed its Schedule 13D and only five business days after the meeting between Mr. Koffey and Mr. Kiani—the Board adopted and approved, effective immediately, certain amendments to the advance notice provisions in Masimo’s bylaws.

76.          Notably, that same day, the Board also adopted a poison pill.  By doing so, the Board effectively cut off both of the traditional means available to a stockholder to hold a board accountable: the poison pill prevents a tender offer to gain control of the Company, and the Bylaw Amendments make it impossible as a practical matter for the stockholder to launch a proxy contest, replace the Board, and redeem the pill.
77.          The timing and content of the Board’s adoption of the Bylaw Amendments makes clear that they were adopted for the express purpose of preventing Politan, or any other investment fund stockholder, from nominating a dissident slate of directors for election to the Board.
78.          Indeed, Masimo has admitted that the Bylaw Amendments were aimed squarely at Politan—in a letter dated October 19, 2022, Masimo stated that the Board adopted the Bylaw Amendments “to address well-founded concerns that Politan might attempt to present matters for stockholder consideration at Masimo’s next annual meeting without providing the accurate and complete information stockholders would need to cast an informed vote.”  Masimo has never articulated its purported basis for any such “well-founded” concerns, as plainly there are none.
79.          In practice, the Bylaw Amendments impose such onerous requirements that, if allowed to stand, they would significantly chill stockholders’ ability to nominate candidates for election to Masimo’s Board.  Now, to exercise the right to nominate candidates for the Board, the Bylaw Amendments require stockholders to disclose highly sensitive and confidential information while also creating burdensome obligations to collect vast quantities of information from far-flung sources, including information that the Board knows activist and other investment fund stockholders will not be able to obtain.
80.          In many instances, the Bylaw Amendments are so vague that they leave a nominating stockholder without any objective basis by which to evaluate whether it has complied with them.  As a result, the Bylaw Amendments vest the Board with virtually unfettered discretion to accept or reject nominations for any reason or no reason at all.  In sum, the new disclosures required by the Bylaw Amendments serve no purpose other than to entrench Masimo’s incumbent directors and impede the stockholder franchise.
1.	The Bylaw Amendments Require the Nominating Stockholder to Disclose Proprietary, Confidential or Unobtainable Information Concerning Its Outside Investors
81.          Perhaps the most troubling aspect of the Bylaw Amendments arises from a modification to the term “Covered Person,” which has the effect of imposing new and unprecedented disclosure requirements on nominating stockholders that are investment funds.
82.          Specifically, the term “Covered Person” includes, in addition to the nominating stockholder: (i) any person or entity holding a “5% or larger member,

limited partner or similar economic interest” in the nominating stockholder and (ii) “Related Persons,” which is vaguely defined to include persons who have acted in concert with the nominating stockholder within the last two years, whether or not regarding Masimo.  (Bylaws Art. I, § 1(9)(b).)
83.          For each such Covered Person—i.e., for each limited partner—the Bylaw Amendments require the nominating stockholder to disclose both the name and address of the Covered Person and granular information about the Covered Person’s investment holdings, including “any significant equity or other interest held by the Covered Person in any principal competitor of the Company or any counterparty to any litigation in which the Company is involved,” (the “Covered Persons Disclosures”).  (Bylaws Art. I, §§ 1(4)(a)(i)(C), (4)(c)(i)-(iii).)
84.          Accordingly, by their plain terms, the Covered Persons Disclosures require investment fund nominating stockholders to (i) disclose both the names and addresses of their own limited partners to Masimo, and (ii) determine whether any of those limited partners in turn hold investments in any key competitor to, or litigation adversary with, Masimo, and disclose any such responsive information to Masimo.
85.          Thus, for example, if one of a nominating stockholder’s 5% or greater limited partners held an equity interest in Apple, a company with which Masimo is currently engaged in litigation, the nominating stockholder would need to identify that limited partner and disclose information about the limited partner’s interest in Apple.
86.          The Covered Persons Disclosures are egregious for numerous reasons.  First, at the most basic level, the Covered Persons Disclosures contravene well-established norms of confidentiality in the investment fund industry by requiring investment fund stockholders to disclose the names of their limited partners to Masimo.  The identities of an investment fund’s outside investors are among its most valuable trade secrets and proprietary information.
87.          Second, many institutional investors that allocate capital to investment funds (including but not limited to activist funds) require that their names and investment allocations be kept confidential unless disclosure is required by law, rule, or regulation.  In such a case, the nominating stockholder would be in a Catch-22—either it could comply with the Covered Persons Disclosures and breach its confidentiality obligations to its own limited partners, or it could abide by its obligations to its limited partners and have its nomination rejected.
88.          Institutional investors’ desire to keep their names and investment allocations confidential is eminently reasonable.  For example, a sovereign wealth fund or pension fund may be reluctant to be publicly associated with efforts to influence strategy and corporate governance at United States public companies.  That reticence is understandable, both from a public relations standpoint and, more so, when considering that these are passive investors with no influence on the activist fund’s strategy.  Indeed, Politan’s limited partners have no discretionary authority whatsoever over Politan’s investments or investment strategy.
89.          Third, because institutional investors do not want their names and allocations disclosed—even privately to Masimo—the Covered Persons Disclosures, which one would reasonably expect to be broadly adopted by public companies, will make it exponentially harder for investment funds to raise capital from such investors.  The end result would be significantly less stockholder activism across all public companies.
90.          Fourth, investment fund stockholders would reasonably be concerned about the manner in which Masimo would use information about their limited partners.  Disclosing the identities of those limited partners could expose them to harassment or other pressure tactics by Masimo in an effort to inflict damage on the nominating stockholder’s business relationships.
91.          Fifth, it would be impossible, as a practical matter, for an investment fund stockholder to comply with the Covered Persons Disclosures requirement.  Investment funds generally do not have access to information concerning the other investments of their limited partners.  As noted, in many cases those limited partners include entities like sovereign wealth funds or pension funds, which themselves manage vast amounts of money.  Even if those entities were willing to disclose their investment holdings, which is highly unlikely, the odds that the nominating stockholder would be able to collect such information in a timely manner are exceedingly low.
92.          Sixth, not all litigation is discoverable, much less easily.  Litigation may be filed internationally or in federal or state court in any of the 50 states.  The dockets of many of those courts are not readily accessible.  Moreover, to the extent “litigation” includes private arbitration, there may be no way to determine if an investor is a party to any such dispute.
93.        The Board, advised by sophisticated activist defense counsel,7 is fully aware that there is no way an investment fund stockholder could comply with the Covered Persons Disclosures.  Indeed, that is precisely the point.
94.          Masimo has no legitimate need for the information required by the Covered Persons Disclosures.  That information—which concerns the identities and investments of passive investors in an investment fund—has no bearing whatsoever on the fitness of a proposed candidate for election to the Board.

7  There can be no doubt that Masimo adopted the Bylaw Amendments to improperly act as a surrogate poison pill aimed at stockholders who dare to run a proxy contest for even a minority of Board seats.  See “Proxy Tactics Are Changing:  Can Advance Notice Bylaws Do What Poison Pills Cannot?”, John C. Coffee, Jr., 2022 WLNR 33331575 (October 19, 2022) (“in the takeover war, the poison pill is no longer the absolute showstopper it once was and can be outflanked by activist hedge funds seeking to run a proxy contest—even if only for a minority of the board. . . .”).

95.          Masimo claims that the Bylaw Amendments, and the Covered Persons Disclosures in particular, are necessary to “protect against undisclosed conflicts of interest adverse to Masimo and its stockholders, including conflicts resulting from short positions, derivatives, and relationships with current and prospective Masimo competitors or adverse litigants.”  (Exhibit F.)
96.          That purported rationale is a mere pretext, as is illustrated by the fact that neither the Bylaw Amendments nor the D&O Questionnaire require incumbent Board members to disclose whether passive investors in their own businesses hold equity interests in “any principal competitor of the Company or any counterparty to any litigation in which the Company is involved.”  (Bylaws Art. I, §§ 1(4)(a)(i)(C), (4)(c)(i)-(iii).)
97.          Notably, Director Defendant Mikkelson is an investment manager at Camber, a healthcare-focused investment fund.  As Camber itself disclosed in its Form 13-F filed with the SEC, Camber held an investment of more than $55 million in Medtronic plc (“Medtronic”)—and no investment in Masimo—as of March 31, 2022.8  Masimo’s own annual report describes Medtronic as its “primary competitor.”  Yet Mr. Mikkelson was not required to, and did not, disclose

8  Camber, Institutional Investment Manager Holdings Report, Information Table (Form 13F-HR) (May 16, 2022).

this investment to Masimo’s stockholders.  Nor, for that matter, did he disclose the names or investment holdings of any of Camber’s limited partners.
98.          The Covered Persons Disclosures are plainly unnecessary, especially considering that the Prior Bylaws already included robust disclosure requirements concerning the nominating stockholder, its holdings, and the proposed nominee(s).
99.          Under Masimo’s Prior Bylaws, a nominating stockholder was required to disclose record and beneficial ownership information for itself and the underlying beneficial owner of its shares (if any).  (Prior Bylaws Art. I, § 1(4)(c).)  It also was required to disclose “all information relating to [the proposed nominee(s)] as would be required to be disclosed in solicitations of proxies for the election of such nominees as directors pursuant to Regulation 14A under the Exchange Act.”  (Prior Bylaws Art. I, § 1(4)(a).)  Such information extended to disclosure of “any material interest, direct or indirect, of any director or nominee for election as director who is not or would not be an ‘interested person,’ . . . or Immediate Family Member of the director or nominee, in any transaction, or series of similar transactions . . . .”  17 C.F.R. § 240.14a-101.
100.          In addition, a nominating stockholder was required to disclose “any other information relating to [itself and any underlying beneficial owner of its shares] that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for, as applicable, the proposal and/or for the election of directors in a contested election pursuant to Section 14 of the Exchange Act.”  (Prior Bylaws Art. I, § 4(c)(iii).)  Those required disclosures were more than adequate to serve the Board’s legitimate purpose in vetting director nominees for office.
101.          The Board’s attempt to add additional disclosure requirements that serve no legitimate corporate purpose, on top of what already was a robust advance notice bylaw regime, must be seen for what it is:  an intentional and bad faith attempt to deter, chill and/or prevent investment fund stockholders generally, and Politan in particular, from nominating candidates for election to the Board.
2.	The Bylaw Amendments Extend the Covered Persons Disclosures to Family Members of Covered Persons
102.          The Bylaw Amendments also provide that a nominating stockholder must disclose to Masimo information concerning the investment holdings of “any Family Member of each Covered Person” in an extreme departure from both SEC requirements and established norms.  (Bylaws Art. I, § 4(c)(ii).)
103.          The Bylaws define “Family Member” to include not only immediate family members living in a person’s household but also mothers-in-law, fathers-in-law, brothers-in-law and sisters-in-law living outside the person’s household, as well as “anyone (other than domestic employees) who shares the person’s home,” which could include roommates and other individuals who are not actually family members of that person.  (Bylaws Art. § 1(4)(ii).)
104.          Therefore, under the plain language of the Bylaws, if a stockholder like Politan wished to nominate a candidate for election to the Board, it would need to survey the Family Members of both (i) its own limited partners and (ii) any Related Persons (i.e., any person who has acted in concert with the nominating stockholder within the last two years, whether or not regarding Masimo) and disclose any such Family Member’s investment holdings in a principal competitor or litigation counterparty of the Company.
105.          Not only is this information practically impossible for a nominating stockholder to collect; it also has no bearing on a nominee’s fitness to serve as a director.  The Prior Bylaws were more than sufficient in requiring disclosure of information regarding interests “held by members of each such party’s immediate family sharing the same household.”  (Prior Bylaws Art. I, § 1(4)(c)(ii).)
3.	The Bylaw Amendments Require the Nominating Stockholder to Disclose Proprietary Information Concerning Nominations at Other Companies
106.          In another attempt to block investment fund stockholders from nominating candidates for election to the Board, the Bylaw Amendments require a nominating stockholder to disclose any “plans or proposals” for the nominating stockholder or any Related Person to nominate directors at other public companies

“within the next 12 months,” (the “Future Plans Disclosures”).  (Bylaws Art. I, § 1(4)(a)(vi).)
107.          Typically, investment funds do not publicly disclose their plans and strategies as such information is highly confidential and proprietary.  Indeed, many activist funds create value by identifying investment opportunities and strategies for enhancing stockholder value, including by nominating and electing candidates to companies’ boards of directors.  Those funds would not be able to successfully implement such a strategy if they were required to telegraph their intention as a pre-condition to nominate candidates for election at a company as much as a year prior to an election.
108.          The disclosure of an activist’s investment in a company can, and often does, in and of itself, create significant value.  For example, over five previous activist situations, public disclosure of an investment by Mr. Koffey has spurred an average increase of 12.4% in the target company’s stock price and added more than $2 billion on average to the market capitalizations of those companies.  That is precisely why investment funds treat their future plans as highly confidential.  The Future Plans Disclosures would require investment funds to forego that value in exchange for the right to nominate candidates for election to Masimo’s Board.  As such, the Bylaw Amendments chill activists from nominating candidates for election to Masimo’s Board by forcing them to choose between making a nomination and risking returns on future investment opportunities.
109.          Relatedly, the Bylaw Amendments require a nominating stockholder to disclose any proposals or nominations by the nominating stockholder or any Related Person at other public companies in the last 36 months, “whether or not such . . . nomination was publicly disclosed,” (the “Past Proposals Disclosures”).  (Bylaws Art. I, § 1(4)(a)(vii).)  That disclosure requirement, too, is aimed directly at the investment fund business model and intended to discourage investment fund stockholders from nominating candidates.
110.          As the Past Proposals Disclosures recognize, situations may arise in which a stockholder’s prior proposal or nomination was never publicly disclosed.  In those situations, the stockholder and the company may enter into settlement agreements that address issues like board representation, corporate governance changes and other initiatives to enhance stockholder value, and that impose restrictions on the investor.  Such settlement agreements sometimes contain strict confidentiality provisions which may prevent a nominating stockholder from being able to comply with the Past Proposals Disclosures requirement.
111.          The Board has no legitimate need for the information that a nominating stockholder must disclose under the Future Plans Disclosures or the Past Proposals Disclosures.  That information has no bearing whatsoever on the fitness of a stockholder’s director nominees and provides neither the Board nor stockholders with material information regarding a nominating stockholder or its investment in Masimo.
4.	The Bylaw Amendments Require Disclosure of a Broad Category of Agreements and Arrangements Involving the Nominating Stockholder and a Broad Range of Potential Counterparties
112.          The Bylaw Amendments also operate to chill the stockholder franchise by mandating extensive disclosures about “agreements” or “understandings” with and among “Covered Persons,” “Related Persons,” and unascertainable others (the “Agreements or Understandings Disclosures”).  (Bylaws Art. I, § 1(4)(a)(iii), (v).)
113.          The scope of the Agreements or Understandings Disclosures goes far beyond what is required under the federal securities laws, covering any agreement or understanding regarding, vaguely, “any subject matter that could reasonably be determined to be material in the Nominating Person’s solicitation of stockholders (including, without limitation, matters of social, labor, environmental, and governance policy), regardless of whether such agreement, arrangement or understanding relates specifically to [Masimo].”  (Bylaws Art. I, § 1(4)(a)(iv), (v).)
114.          Equally troubling is the wide-ranging yet vaguely defined group of individuals or entities whose agreements and understandings must be disclosed.  As noted, the term “Related Persons” includes persons with whom the nominating stockholder has acted “in concert” “during the prior two years” with respect to matters, “whether or not specific to [Masimo],” that would be material to the solicitation of stockholders.  (Bylaws Art. I, § 1(9)(g).)  It is anybody’s guess how the Company might interpret such a vague provision.
115.          In short, a nominating stockholder is left to speculate which “agreements” or “undertakings,” with which counterparties, must be disclosed.  It is impossible for a nominating stockholder to ascertain whether it has complied with the Agreements or Understandings Disclosures requirements, and the Board has unfettered (and arbitrary) discretion to determine whether the disclosures tendered are acceptable.
116.          Indeed, because the Agreements or Understandings Disclosures require such a broad range of information concerning (i) potential agreements (i.e., agreements or understandings regarding “any subject matter that could reasonably be determined to be material in the Nominating Person’s solicitation of stockholders . . . regardless of whether such agreement, arrangement or understanding relates specifically to [Masimo]”) and (ii) the counterparties thereto (i.e., anyone with whom the nominating stockholder acted “in concert” during the previous two years regardless of whether such coordination involved Masimo), a nominating stockholder can never be sure that it has satisfied those disclosure requirements.

117.          In addition, the Agreements or Understandings Disclosures give Masimo carte blanche to conduct a fishing expedition under the guise of determining whether the information it desires “could reasonably be determined to be material” to stockholders.
118.          Finally, because the Agreements or Understandings Disclosures have no boundaries, the Board is free to apply different standards—or no standards at all—to different nominating stockholders when determining whether a stockholder has complied with the disclosure requirements.
119.          Like the Covered Persons Disclosures, the Agreements or Understandings Disclosures serve no legitimate purpose because the Prior Bylaws already had ample disclosures in place to allow Masimo to obtain necessary information in this regard.
120.          For instance, the Prior Bylaws (Prior Bylaws Art. I, § 1(4)) included disclosure requirements concerning transactions with related persons, specifically requesting “any other information regarding the transaction or the related person in the context of the transaction that is material to investors in light of the circumstances of the particular transaction.”  17 C.F.R. § 229.404.
5.	The Bylaw Amendments Require Disclosure of Information Regarding Any Stockholder Known to Support the Nomination, Whether or Not

Such Other Stockholder Has an Agreement With the Nominating Stockholder Regarding the Nomination
121.          The Bylaw Amendments also unreasonably require a nominating stockholder to disclose the identities of any other stockholder known to support the nomination.  Specifically, the Bylaw Amendments require the disclosure of the names, addresses, and shares held by any stockholder “known . . . to support such nomination” (the “Supporting Stockholder Disclosures”).  (Bylaws Art. I, § 1(4)(a)(ii).)
122.          Like the Agreements or Understandings Disclosures, the Supporting Stockholder Disclosures are ill-defined and unduly vague.  By their terms, the Supporting Stockholder Disclosures require a nominating stockholder to disclose not just any other stockholders that have provided financial support for a nomination but also those that have expressed support in any form.  There is a marked difference between financial support and supporting a position in a proxy contest.
123.          Indeed, on October 17, 2022, Politan asked Masimo to confirm that “Politan would only be required to disclose instances where a stockholder has given material support in the form of financial support, a voting commitment or similar arrangement.”9  (Exhibit G.)  By letter dated October 19, 2022, Masimo expressly rejected any such limitation, stating that the Supporting Stockholder Disclosures requirement “is not so limited” and “plainly requires the disclosure of any stockholders known to ‘support such nomination,’ and does not contain a materiality qualifier or limit the required disclosure to any particular “forms” of support.”  (Exhibit H, at 5) (emphasis added).
124.          As drafted, the Supporting Stockholder Disclosures are so broad as to be virtually unbounded.  It is impossible for a nominating stockholder to determine whether, for instance, a casual comment by a stockholder that she hopes the nominating stockholder’s candidate wins or wishing the stockholder “good luck” would trigger the disclosure requirement.
125.          Moreover, requiring early disclosure of stockholder support for a nomination would significantly chill stockholder communications.  When determining whether to commence a proxy contest, it is not uncommon for a nominating stockholder to gauge support by communicating with other stockholders to determine whether other stockholders share their views.  In connection with those preliminary discussions, other stockholders sometimes express “support” for the

9  Politan does not challenge the Supporting Stockholder Disclosures to the extent they require disclosure of material support in the form of financial support, a voting commitment or similar arrangement.

nominating stockholder but do not commit to voting for the stockholder’s nominee or proposal, as often such support is tentative, subject to change and requires internal approval.  In addition, certain stockholders fear retribution by the company if they are seen to be in league with a nominating stockholder.  For those reasons, among others, if such preliminary and tentative discussions of support would be subject to disclosure, many stockholders would be expected to refrain from having such discussions out of concern for internal or external repercussions.
126.          Thus, the Supporting Stockholder Disclosures would chill important and permitted communications among stockholders—communications that the SEC has expressly encouraged—and facilitate the harassment of any potential supporters of a stockholder’s efforts to nominate new directors.
127.          Given the existing requirement under the federal securities laws to disclose the source of recommendations for a nominee, see 17 C.F.R. § 229.407(c), the Supporting Stockholder Disclosures are unnecessary and plainly are designed to serve as an impediment to nominations.
G.	The Bylaw Amendments Are Particularly Inequitable Given the New SEC Rule on Universal Proxy Cards
128.          It would be particularly inequitable to apply the Bylaw Amendments in the upcoming proxy season given the SEC’s recent adoption of rules implementing the use of “universal proxy cards.”  The new universal proxy rules apply to all stockholder meetings involving contested director elections held after August 31, 2022.
129.          Under new SEC Rule 14a-19, the universal proxy card must include all candidates nominated by management and stockholders for election at the upcoming annual meeting.  If the Board is permitted to enforce the disclosures required by the Bylaw Amendments, Politan would be forced to solicit proxies on cards that include all of Masimo’s candidates, while Masimo could refuse to include any of Politan’s candidates on its cards.  Such a circumstance would both tilt the playing field in favor of the incumbent directors and lead to stockholder confusion.
H.	The Board Continues to Block Politan’s Attempt to Nominate Stockholders to the Board
130.          On September 20, 2022, Politan sent Masimo a letter requesting that the Board either amend Masimo’s Bylaws to eliminate the onerous requirements or revert back to the Prior Bylaws in effect prior to the Bylaw Amendments.  (Exhibit I.)
131.          Masimo responded to Politan on September 28, 2022, declining to do either.  (Exhibit F.)  Despite adopting the Bylaw Amendments and the poison pill just a week after Politan expressed interest in Board representation, Masimo now claims that the Bylaw Amendments were adopted after “good faith and thoughtful consideration in response to the SEC’s recent amendments to the proxy rules, including Rule 14a-19 . . . .”10  But the timing of the adoption of the Bylaw Amendments and the poison pill belies Masimo’s self-serving claim.
132.          Notably, Masimo has failed to provide any justification for the far-reaching provisions in the Bylaw Amendments that would force Politan to disclose, among other things, proprietary and confidential information concerning (i) the identities and investments of its own limited partners and (ii) its plans or proposals relating to nominations at other public companies.
133.          The Board’s refusal to amend the facially invalid Bylaws serves no legitimate corporate interest and has no purpose other than to maintain the Director Defendants in office, irrespective of the will of stockholders.
I.	Masimo Refuses to Confirm That Politan’s Form of Notice Is Sufficient to Allow Politan to Nominate a Candidate or Disable the Director Change of Control Provision
134.          Masimo held its 2022 Annual Meeting on May 26, 2022 and historically holds its Annual Meetings in that timeframe.  Also, under Masimo’s Bylaws, stockholders wishing to nominate candidates for election to Masimo’s Board at the 2023 Annual Meeting likely must do so between January 28, 2023 and February 27, 2023.

10  To be clear, amendments to the following Bylaw provisions address the SEC’s recent amendments to the proxy rules:  Bylaws §§ 1(3)(d), 1(4)(d), 1(4)(e).  Politan does not challenge those Bylaw Amendments in this action.

135.          In an effort to determine whether the Board would accept a nomination, on October 9, 2022, Politan submitted a form of nomination notice, a completed questionnaire and related materials (collectively, the “Politan Form of Notice”) which presented Mr. Koffey as a nominee for election to the Board at the 2023 Annual Meeting.  (Exhibit J.)  The Politan Form of Notice contained extensive information about Politan, Mr. Koffey, and Politan’s investment in Masimo.
136.          While Politan declined to disclose the identities of its limited partners, it provided substantial information in an effort to assuage any concerns that Masimo might have.  Among other things, it advised that the Covered Persons are all passive investors in Politan’s fund and Politan does not coordinate its activities with them.
137.          Further, Politan disclosed that the Covered Persons are reputable family offices, pension funds, endowments and sovereign entities, many of which control tens, if not hundreds, of billions of dollars of capital and their investments in Politan represent a relatively small portion of their investment portfolios.  Politan also represented that there are no secret plans or agendas—Politan’s goal is to increase the value of its investment in Masimo for the benefit of itself, its investors and other stakeholders of Masimo.

138.          Finally, Politan asked, if it were to deliver an actual notice of nomination in the same form as the Politan Form of Notice during Masimo’s nomination window under its Bylaws, with signatures affixed, whether (i) Masimo would accept such notice as valid and permit Politan to nominate Mr. Koffey as a candidate for election to the Board at the 2023 Annual Meeting, (ii) the Board would not find any deficiency in such form of notice, and (iii) the Board is aware of any other reason that would provide it with a basis to reject such nomination.
139.          On October 19, 2022, Masimo refused to confirm that it would not reject Politan’s nomination, citing alleged “concerns about the material accuracy and completeness of certain of the information contained in the [Politan Form of Notice], as well as with [its] clear omissions.”  (Exhibit H.)  In particular, Masimo faulted Politan for failing to comply with the inequitable Bylaw Amendments that Politan challenges in this action—i.e., (i) not disclosing “the identity of its significant (i.e., 5%+) limited partners,” (ii) limiting its disclosure of proposals or nominations by Politan at other public companies in the last 36 months to those that had been publicly disclosed, (iii) not disclosing any plans or proposals to nominate directors at other public companies in the next 12 months, and (iv) limiting its disclosure of other stockholders that support Politan’s nomination to stockholders providing financial support, a voting commitment or similar arrangement.

140.          Furthermore, on October 17, 2022, Politan requested that the Board agree to disable the Director Change of Control Provision to permit Masimo’s stockholders to elect Politan’s nominees without triggering massive payments to Mr. Kiani.  (Exhibit G.)  The Board refused to do so, claiming that the Employment Agreement was the product of “extensive arms-length negotiations between representatives of Masimo’s independent directors and Mr. Kiani” and that the Board lacked the authority to unilaterally waive the Director Change of Control Provision.  (Exhibit H.)
STANDARD OF REVIEW
141.          As set forth above, the Board adopted the Bylaw Amendments and the poison pill only days after Mr. Koffey expressed his interest in obtaining representation on Masimo’s Board.
142.          The Bylaw Amendments serve no legitimate corporate purpose.  Instead, the Board adopted the Bylaw Amendments for the sole or primary purpose of precluding investment fund stockholders, particularly Politan, from exercising their fundamental right to nominate individuals for election to Masimo’s Board, thereby entrenching the Board in office.  Indeed, Masimo has expressly admitted that the Board adopted the Bylaw Amendments in direct response to Politan’s expression of interest in obtaining Board representation.

143.          Accordingly, the Board’s adoption of the Bylaw Amendments is “presumptively inequitable and will be invalidated, unless the directors are able to rebut that presumption by showing a compelling justification for their actions.”  Hubbard v. Hollywood Park Realty Enters., Inc., 1991 WL 3151, at *8 (Del. Ch. Jan. 14, 1991) (citing Blasius Indus., Inc. v. Atlas Corp., 564 A.2d 651 (Del. Ch. 1988)).
144.          The Board cannot make any such showing.  The Bylaw Amendments all but abrogate an investment fund stockholder’s right to nominate candidates for election to the Board.  They require nominating stockholders to disclose, among other things, both the identities and investments of their own passive outside investors and the nominating stockholder’s future strategic plans to nominate candidates at other public companies, which are closely guarded proprietary information tantamount to trade secrets.  That information is wholly divorced from the proper purpose of advance notice bylaws, which is to permit orderly election contests by giving companies fair warning so they have time to respond to stockholder nominations.
145.          Nor does the Board need any such information to determine whether a nominee is subject to “undisclosed conflicts of interest adverse to Masimo and its stockholders,” as is illustrated by the fact that the current Board members are not subject to the broad disclosure requirements set forth in the Bylaw Amendments.

146.          Moreover, even if the Blasius standard does not apply here, the Board’s actions are nevertheless invalid under Schnell v. Chris-Craft Indus., Inc., 285 A.2d 437, 439 (Del. 1971).  Schnell recognizes that any attempt to “utilize the corporate machinery and the Delaware Law for the purpose of perpetuating [oneself] in office” by “obstructing the legitimate efforts of dissident stockholders in the exercise of their rights to undertake a proxy contest” must be denied because those are “inequitable purposes, contrary to established principles of corporate democracy.”  Id.
COUNT I
(Declaratory Judgment – Bylaw Amendments)
147.          Plaintiffs repeat and reallege the preceding paragraphs as if fully set forth herein.
148.          The Covered Persons Disclosures, the Family Member Disclosures, the Future Plans Disclosures, the Past Proposals Disclosures, the Agreements or Understandings Disclosures, and the Supporting Stockholder Disclosures (collectively, the “Invalid Bylaw Amendments”) are invalid because they improperly restrict stockholder rights, impose unreasonable conditions on the ability of stockholders to nominate candidates for election to the Board, and violate public policy.  As written, the Invalid Bylaw Amendments permit Masimo to manipulate the electoral process to subvert stockholder rights and serve only to entrench the incumbent Board.
149.          In particular, among other things:
•
The Covered Persons Disclosures require an investment fund nominating stockholder to disclose highly sensitive, and often impossible to obtain, information concerning the identities and investments of its own limited partners;

•
The Family Member Disclosures extend the Bylaw Amendments’ broad disclosure provisions to a wide-range of individuals, including the mothers-in-law, fathers-in-law, brothers-in-law, sisters-in-law, and perhaps even roommates, of any Covered Person (which, in the case of investment fund nominating stockholders, includes the stockholder’s investors);

•
The Future Plans Disclosures require a nominating stockholder to disclose highly confidential and proprietary information concerning future plans and strategies to nominate directors for election at other public companies;

•	The Past Proposals Disclosures may require a nominating stockholder to disclose non-public settlements and other agreements with other public companies in violation of confidentiality obligations;
•
The Agreements or Understandings Disclosures require nominating stockholders to disclose vaguely-defined “agreements” or “understandings” with a wide-ranging, amorphous group of individuals or entities; and

•
The Supporting Stockholder Disclosures require the nominating stockholder to identify any other stockholder that supports the nomination, which would chill important and permitted communications among stockholders and facilitate the harassment of any potential supporters of a stockholder’s efforts to nominate new directors.

150.          The Director Defendants’ primary purpose in adopting the Invalid Bylaw Amendments was to preclude Plaintiffs from nominating candidates for election to the Board and to interfere with the ability of stockholders to nominate and vote for directors other than the incumbents.  Indeed, Masimo has admitted as much.
151.          Plaintiffs have no adequate remedy at law.
152.          Plaintiffs are entitled to a declaration that the Invalid Bylaw Amendments are unlawful and Politan need not comply with such disclosure requirements to nominate candidates to stand for election at Masimo’s next annual meeting of stockholders.
COUNT II
(Breach of Fiduciary Duties Against the Director Defendants –
Bylaw Amendments)
153.          Plaintiffs repeat and reallege the preceding paragraphs as if fully set forth herein.
154.          The Director Defendants owe Masimo’s stockholders—including Politan—the uncompromising fiduciary duties of care and loyalty.  Those fiduciary duties preclude the Director Defendants from taking any action to favor their own interests ahead of the interests of Masimo and its stockholders.

155.          The Director Defendants have abused their positions and misused the corporate machinery to impede the exercise of the stockholder franchise and to entrench themselves in office.
156.          In breach of their fiduciary duties, the Director Defendants approved the Invalid Bylaw Amendments, which place inequitable and unreasonable burdens upon stockholders seeking to nominate director candidates.  The Invalid Bylaw Amendments have no legitimate corporate purpose and are instead designed to thwart nominations to replace incumbent directors and stymie stockholders from exercising their franchise.
157.          The Director Defendants had no justification, much less a reasonable or compelling justification, to adopt the Invalid Bylaw Amendments mere days after the meeting between Mr. Koffey and Mr. Kiani in which Politan expressed an interest in obtaining representation on Masimo’s Board.
158.          The Director Defendants’ primary purpose in adopting the Invalid Bylaw Amendments was to preclude Plaintiffs from nominating candidates for election to the Board and to interfere with the ability of stockholders to nominate and vote for directors other than the incumbents.  Masimo has admitted as much.
159.          The Director Defendants are acting unlawfully and in bad faith to entrench themselves by blocking Politan from presenting alternative candidates to stockholders, consistent with Plaintiffs’ franchise rights.

160.          Defendants’ misuse of the corporate machinery to impede the exercise of the shareholders’ franchise and entrench themselves in office constitutes a clear violation of their fiduciary duties under Delaware law.
161.          Plaintiffs have no adequate remedy at law.
COUNT III
(Breach of Fiduciary Duties Against the Director Defendants –
Director Change of Control Provision)
162.          Plaintiffs repeat and reallege the preceding paragraphs as if fully set forth herein.
163.          The Director Defendants owe Masimo’s stockholders—including Politan—the uncompromising fiduciary duties of care and loyalty.  Those fiduciary duties preclude the Director Defendants from taking any action to favor their own interests ahead of the interests of Masimo and its stockholders.
164.          The Director Defendants have refused to disable the Director Change of Control Provision in the Employment Agreement to prevent Masimo from becoming obligated to make massive severance payments to Mr. Kiani in the event that two Politan nominees are elected to the Board.  The Board has done so for the primary purpose of obstructing the ability of Masimo stockholders to remove the Director Defendants from office.
165.          To the extent that the Employment Agreement does not provide the Director Defendants with the ability to disable the Director Change of Control

Provision, the Director Change of Control Provision is invalid and unenforceable under Delaware law.
166.          As a result of the Director Defendants’ foregoing breaches, Masimo stockholders will be deprived of their opportunity to decide whether to support Politan’s nominees free from the coercive effects of hundreds of millions of dollars in severance payments to Mr. Kiani.  See Marcato International Master Fund, Ltd. v. John M. Gibbons, et al. [Deckers], C.A. No. 2017-0751-JTL, transcript at 46-47, 57-58 (Del. Ch. May 25, 2018; filed June 22, 2018) (awarding corporate benefit fees to plaintiffs who successfully challenged directors’ attempt to stand on similar “continuing directors” provision of compensation agreement in order to accelerate executive compensation upon election of director nominated by plaintiff).
167.          Plaintiffs are entitled to a declaration that the Director Defendants breached their fiduciary duties.
168.          Plaintiffs are entitled to an injunction requiring the Board to disable the Director Change of Control Provision.
169.          To the extent that the Board lacks the ability to disable the Director Change of Control Provision, the Court should declare the Director Change of Control Provision void and unenforceable.
170.          Plaintiffs have no adequate remedy at law.

PRAYER FOR RELIEF
WHEREFORE, Plaintiffs respectfully request the following relief:
(i)	Declaring that the Invalid Bylaw Amendments are unenforceable;
(ii)	Declaring that the Director Defendants breached their fiduciary duties by adopting the Bylaw Amendments and the poison pill;
(iii)	Declaring that the Director Defendants breached their fiduciary duties by refusing to disable the Director Change of Control Provision;
(iv)
Ordering the Board to disable the Director Change of Control Provision and, to the extent the Board lacks the ability to disable the Director Change of Control Provision, declaring the Director Change of Control Provision void and unenforceable;

(v)	Enjoining Masimo and the Board from taking any actions to prevent Politan from exercising its rights in accordance with Masimo’s Prior Bylaws to nominate directors;
(vi)	Awarding Plaintiffs their fees, costs, and expenses, including their attorneys’ fees and costs, incurred in connection with this action; and
(vii)	Granting Plaintiffs such other and further relief as the Court deems just and proper.

OF COUNSEL: Michael E. Swartz Frank W. Olander SCHULTE ROTH & ZABEL LLP 919 Third Avenue New York, NY 10022 (212) 756-2000	MORRIS, NICHOLS, ARSHT & TUNNELL LLP /s/ John P. DiTomo John P. DiTomo (#4850) Alexandra M. Cumings (#6146) Sahba Saravi (#6931) 1201 N. Market Street Wilmington, DE 19899-1347 (302) 658-9200
OF COUNSEL: Richard Brand Nishal R. Ramphal CADWALADER, WICKERSHAM & TAFT LLP 200 Liberty Street, New York, NY 10281 (212) 504-6000
YOUNG CONAWAY STARGATT
   & TAYLOR, LLP

/s/ Martin S. Lessner
Martin S. Lessner (#3109)
Tammy L. Mercer (#4957)
Alberto E. Chávez (#6395)
Rodney Square
1000 North King Street
Wilmington, Delaware 19801
(302) 571-6600

Attorneys for Plaintiffs

October 21, 2022